Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767

September 11, 2025

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Fred Knapp, Isaac Esquivel, Pearlyne Paulemon and Pam Howell

Re:	Chenghe Acquisition III Co. Registration Statement on Form S-1, as amended File No. 333-288524

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chenghe Acquisition III Co., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on September 15, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Will Burns of Paul Hastings LLP, counsel to the Company, at (713) 860-7352, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Shibin Wang
Shibin Wang
Chief Executive Officer